Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

April 9, 2018

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400)

Dear Ms. White:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on March 30, 2018, regarding the Trust's preliminary proxy statement on Schedule 14A and related materials (together, the "Proxy Materials"), which were filed with the SEC on behalf of the Thomson Horstmann & Bryant MicroCap Fund (the "Fund"), a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on March 27, 2018. Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. In accordance with Item 22(c)(1)(i) of Schedule 14A, please disclose the date on which the Prior Agreement was last submitted to a vote of security holders of the Fund, including the purpose of such submission.

Response. The Proxy Materials have been revised to state that the Prior Agreement was approved by the Fund's initial shareholder on March 30, 2012, which is the only time that the Prior Agreement was submitted to a vote of security holders of the Fund.

2.	Comment. In the discussion of the material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board that the shareholders approve the New Agreement, please describe in further detail how the Fund's fees compared to the fees of the peer group of mutual funds and the THB clients with comparable mandates.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

April 9, 2018

Response. No changes have been made in response to this comment because the Trust believes that, in accordance with Item 22(c)(11) of Schedule 14A, the proxy statement describes in reasonable detail the comparisons that the Board relied upon relating to the amounts to be paid under the New Agreement compared with those under other advisory contracts by stating that the Board reviewed (i) reports prepared by the Fund's administrator comparing the Fund's net and gross expense ratios and advisory fees to those paid by a peer group of mutual funds as classified by Lipper; and (ii) the management fees charged by THB to other clients with comparable mandates.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer